JPMORGAN TRUST IV

277 Park Avenue

New York, New York 10172

April 24, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Filing Desk

Re:	JPMorgan Trust IV (the “Trust”) on behalf of

JPMorgan Multi-Manager Long/Short Fund (the “Fund”)

File No. 333-208312 and 811-23117

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
80	4/8/2019	485BXT	0001193125-19-100052
79	3/8/2019	485BXT	0001193125-19-068881
76	2/7/2019	485BXT	0001193125-19-030345
75	1/8/2019	485BXT	0001193125-19-004387
73	12/7/2018	485BXT	0001193125-18-344633
70	11/9/2018	485BXT	0001193125-18-323255
67	10/10/2018	485BXT	0001193125-18-296488
64	9/10/2018	485BXT	0001193125-18-269800
59	8/9/2018	485BXT	0001193125-18-243615
56	7/12/2018	485BXT	0001193125-18-216585
53	6/12/2018	485BXT	0001193125-18-190071
51	5/11/2018	485BXT	0001193125-18-160217
50	4/12/2018	485BXT	0001193125-18-115627
49	3/14/2018	485BXT	0001193125-18-081550
46	2/12/2018	485BXT	0001193125-18-039376
44	1/12/2018	485BXT	0001193125-18-009582
43	12/14/2017	485BXT	0001193125-17-369377
40	11/14/2017	485BXT	0001193125-17-342210

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
38	10/13/2017	485BXT	0001193125-17-309465
37	9/15/2017	485BXT	0001193125-17-285855
36	8/15/2017	485BXT	0001193125-17-258062
34	7/17/2017	485BXT	0001193125-17-229046
32	6/16/2017	485BXT	0001193125-17-205336
29	5/18/2017	485BXT	0001193125-17-174706
26	4/18/2017	485BXT	0001193125-17-127200
25	3/17/2017	485BXT	0001193125-17-086554
23	2/17/2017	485BXT	0001193125-17-047526
22	1/18/2017	485BXT	0001193125-17-011906
19	12/16/2016	485BXT	0001193125-16-795315
17	11/18/2016	485BXT	0001193125-16-771635
15	10/20/2016	485BXT	0001193125-16-742304
11	9/20/2016	485BXT	0001193125-16-714742
6	8/16/2016	485BXT	0001193125-16-683202
3	6/8/2016	485APOS	0001193125-16-616819

The Amendments relate to JPMorgan Multi-Manager Long/Short Fund, a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

Please contact the undersigned at 212-648-0919 if you have any questions concerning this filing.

Very truly yours,

/s/ Carmine Lekstutis
Carmine Lekstutis
Assistant Secretary